

News Release
NYSE: MYE

Contact(s):
Donald A. Merril, Vice President &
Chief Financial Officer, (330) 253-5592

Max Barton, Director, Corporate Communications
& Investor Relations, (330) 761-6106

MYERS INDUSTRIES ANNOUNCES SECOND QUARTER RESULTS
& INTENDED DIVESTITURE TO STRENGTHEN PERFORMANCE

FOR IMMEDIATE RELEASE: July 27, 2006, Akron, Ohio-- Myers Industries, Inc. (NYSE:MYE) today reports results for the second quarter and six months ended June 30, 2006:

*   For the second quarter of 2006, Myers Industries announced record net sales of $238.2 million, an increase of 6 percent from $225.0 million a year ago. However, due to a goodwill impairment charge of $109.8 million, the Company reported a second quarter net loss of $(100.0) million, or $(2.85) per diluted share and $(2.86) per basic share.

*   Excluding the goodwill impairment charge, net income for the second quarter of 2006 increased 92 percent to a second quarter record of $9.8 million, and net income per diluted share increased 87 percent to $0.28, as compared to the second quarter of 2005.

*   The goodwill impairment charge arose from the Company's ongoing strategic review of options related to its European segment. In July 2006, management determined that the Company should divest its European businesses. The potential divestiture is consistent with the Company's strategy to focus resources and investment in key business segments to fuel sustainable, profitable growth.

Myers Industries, Inc. today announced that net sales for the second quarter ended June 30, 2006, set a second quarter record, increasing 6 percent to $238.2 million as compared to net sales of $225.0 million in the second quarter of 2005.

Due to the impact of the goodwill impairment charge of $109.8 million, the Company reported a second quarter net loss of $(100.0) million as compared to net income of $5.1 million in the second quarter last year. Excluding the goodwill impairment charge, net income increased 92 percent to a second quarter record of $9.8 million in 2006 as compared to the second quarter of 2005.

Net loss per diluted share was $(2.85) for the second quarter of 2006 as compared to net income per diluted share of $0.15 in the second quarter of 2005. Excluding the goodwill impairment charge, net income per diluted share increased 87 percent to $0.28 in the second quarter of 2006 as compared to the second quarter of 2005.

During the second quarter, the Company's performance was strong in its key business segments. President and Chief Executive Officer John C. Orr said, "On an operating level, we had an outstanding second quarter and first half of 2006. The effects of the goodwill impairment charge, related to us acting on our strategic plan, *should not detract* from the Company's strong fundamentals.

"Our continued focus on strategic customers and markets, pricing adjustments to manage raw material costs, improving productivity, and controlling costs is paying off. We are on track

--MORE--

with the key elements of our business plan, and the decision to divest our European businesses is a necessary part of building a better business for our shareholders, customers, and employees."

For the six months ended June 30, 2006, net sales were a record $483.1 million, an increase of 5 percent from the $461.2 million reported for the first half of 2005.

Due to the impact of the goodwill impairment charge, net loss for the six months ended June 30, 2006, was $(89.2) million as compared to net income of $13.0 million in the first half of 2005. Excluding the goodwill impairment charge, net income increased 60 percent to $20.6 million in the first half of 2006 as compared to the first half of 2005.

Net loss per diluted share was $(2.54) for the first half of 2006 compared to net income per diluted share of $0.37 for the same period last year. Excluding the goodwill impairment charge, net income per diluted share increased 60 percent to $0.59 in the first half of 2006 as compared to the second quarter of 2005.

Orr concluded, "We have solid momentum as we continue with our strategic initiatives to fuel sustainable top- and bottom-line growth."

Strategic Business Evolution Overview
In reviewing the strategic options for the Company's European Material Handling Segment, taking into consideration the economic factors and evolution of business conditions in Europe, it became necessary for the Company to perform an interim goodwill impairment test in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The goodwill analysis required the Company to record an impairment of $109.8 million, and in July 2006 management decided to divest the European businesses. These businesses include Allibert-Buckhorn™ and raaco®. The Company anticipates reporting the European Segment as discontinued operations beginning in the third quarter of 2006.

This decision is consistent with the Company's previously announced Strategic Business Evolution, which includes divesting non-strategic operations and reinvesting in its key business segments. "While the European businesses to be divested may no longer fit with Myers Industries' long-term strategic direction, each of the operations and the talented people employed by them provide great potential for new ownership whose focus is on their products, markets, and geographies," Orr said.

The raaco business, acquired in 1998, consists of one manufacturing facility in Denmark and produces plastic bins, toolboxes, and small parts storage systems. Allibert-Buckhorn (formerly Allibert Equipement) was acquired in 1999 and encompasses five manufacturing facilities in France, Spain, and the United Kingdom that produce reusable plastic containers, pallets, and bulk storage tanks. The European Segment contributed $166.8 million of net sales in 2005.

Myers Industries expects to use the proceeds from the intended divestiture to reinvest in its key business segments and to reduce debt. Investments are expected to be in the form of strategic acquisitions; manufacturing and distribution streamlining; and upgrading technologies. The Company will provide more details on these actions as plans are finalized.

Stronger Gross Margins for the Second Quarter, Six Months
Gross margin in the second quarter of 2006 increased to 30.4 percent of net sales from 26.1 percent in the second quarter of 2005. For the six-month period, gross margin improved to 29.3 percent of net sales in 2006 as compared to 26.6 percent for the same period last year. The strong improvement is the result of strategic pricing adjustments and continued productivity gains to help offset raw material inflation.

--MORE--

The prices for plastic raw materials were approximately 10 percent higher on average in the second quarter of 2006 compared to the second quarter of 2005. In the first six months of the year, raw materials averaged approximately 6 percent higher compared to the first half of 2005.

Selling and administrative expenses for the second quarter of 2006 increased as a percent of sales to 22.6 percent from 21.2 percent in 2005. For the six-month period, selling and administrative expenses increased as a percent of sales to 21.4 percent from 20.9 percent in 2005. This increase reflects costs from streamlining and simplifying the Company's organizational structure, as well as an increase in selling expenses related to freight.

Business Segment Results: Second Quarter and Six Months

Distribution Segment
In the Distribution Segment, net sales were $50.1 million in the second quarter of 2006, an increase of 2 percent as compared to $49.4 million in the second quarter of 2005. For the six months of 2006, sales in the segment were $96.6 million, an increase of 6 percent as compared to $91.5 million in the first six months of 2005.

Income before taxes was $5.5 million in the second quarter of 2006, an increase of 4 percent as compared to $5.3 million in last year's second quarter. The key factors influencing second quarter profitability in the segment include pricing efforts, favorable product mix, productivity initiatives, and continued cost controls. For the first six months of 2006, income before taxes was $10.3 million, an increase of 14 percent as compared to $9.0 million in the first six months of 2005.

Material Handling-- North America Segment
In the North American Material Handling Segment, net sales in the second quarter of 2006 were $60.0 million, an increase of 25 percent as compared to $48.0 million in the second quarter of 2005. Strategic pricing across a wide range of markets was the primary factor in net sales for the second quarter. For the six months ended June 30, 2006, net sales were $122.1 million, an increase of 15 percent as compared to $105.9 million in the first half of 2005.

Income before taxes for Material Handling-- North America was $8.4 million in the second quarter of 2006, an increase of 664 percent as compared to $1.1 million in the second quarter of 2005. The primary factors influencing second quarter profitability include gains from strategic pricing, favorable product mix, and productivity initiatives, which mostly offset the effects of higher raw material costs. For the six months ended June 30, 2006, income before taxes was $16.9 million, an increase of 177 percent as compared to $6.1 million in the first half of 2005.

Material Handling-- Europe Segment
In the Company's European Material Handling Segment, net sales in the second quarter of 2006 were $44.1 million, a decrease of 2 percent from $45.0 million in the second quarter of 2005. Slow conditions in the markets served in Europe continued to constrain demand for certain product lines. For the six months ended June 30, 2006, net sales were $83.3 million, a decrease of 7 percent compared to $89.4 million a year earlier.

The loss before taxes was $(106.9) million in the second quarter of 2006 as compared to income before taxes of $2.8 million in the second quarter of 2005. Excluding the goodwill impairment charge, income before taxes increased 4 percent to $2.9 million as compared to last year's second quarter. For the six months ended June 30, 2006, loss before taxes was $(106.1) million as compared to income before taxes of $3.6 million for the same period of 2005. Excluding the goodwill impairment charge, income before taxes increased 3 percent to $3.7 million as compared to the first half of 2005.

--MORE--

With the intended divestiture of the businesses in this segment, the Company anticipates reporting the European Material Handling Segment as discontinued operations beginning in the third quarter of 2006.

Automotive and Custom Segment

For the second quarter ended June 30, 2006, net sales in the Automotive and Custom Segment were $52.8 million, an increase of 6 percent as compared to $49.7 million in the second quarter of 2005. The increase reflects steady demand across several of the segment's markets and continued gains with strategic pricing initiatives. For the six-month period, sales in the segment were $104.7 million, an increase of 7 percent as compared to $97.7 million in the first half of 2005.

Income before taxes was $4.7 million in the second quarter of 2006, an increase of 42 percent as compared to $3.3 million in the second quarter of 2005. Continued success with selling price adjustments was the primary factor influencing profitability in this segment during the quarter. For the six months ended June 30, 2006, income before taxes was $8.6 million, an increase of 32 percent from $6.5 million in the first half of 2005.

Lawn and Garden Segment
In the Lawn and Garden Segment, second quarter net sales were $36.8 million, a decrease of 7 percent from $39.6 million in the second quarter of 2005. For the six months ended June 30, 2006, net sales were $88.3 million, a decrease of 2 percent from $90.3 million in the first six months of 2005. A weak first quarter growing season due to weather conditions in the South and Midwest continued into the second quarter, affecting demand from growers for certain product lines.

Income before taxes in the second quarter of 2006 was $2.0 million, essentially flat compared to the second quarter of 2005. Selling price adjustments and productivity gains could not fully offset lower sales volumes in the quarter. For the six months ended June 30, 2006, income before taxes was $8.9 million, an increase of 1 percent from $8.8 million in the first six months of 2005.

Capital Expenditures & Total Debt
Capital expenditures for the first half of the year totaled $7.1 million. The Company remains focused on disciplined investments to build on the strengths of its key business segments. Given the divestiture actions and weighing potential investment opportunities, the Company now expects capital expenditures to be in the range of $20 to $25 million for the year.

Total debt at June 30, 2006 was $236.0 million, a reduction of $16.8 million from $252.8 million at December 31, 2005.

Company Outlook
The Company enters the second half of 2006 with solid business fundamentals and strong operating performance based on improved sales and margins during the first half of the year.

Profitability has benefited from ongoing initiatives with pricing adjustments to recover raw material costs; a focus on strategic customers and markets; strict cost controls; and programs in lean manufacturing and value engineering being implemented or upgraded to improve productivity, quality, and customer satisfaction. The Company expects to realize further contributions to sales, efficiency, and profitability from those initiatives, as well as strategic actions to reinvest in its key business segments.

Conference Call
The Company will host a conference call to discuss the 2006 second quarter results on Thursday,
--MORE--

July 27, 2006, 2:30 -- 3:30pm ET. To participate, call 1-877-407-9210; international callers dial 1-201-689-8049. The call is also available as an audio webcast at www.myersind.com. Please dial in for the call at least five minutes in advance of the start time. The event will be archived and a transcript available 24 hours after the call. A replay will be available at 1-877-660-6853 (Account #286 / ID #207164) until August 10, 2006; international callers dial 1-201-612-7415. A webcast replay will be available from the Myers Industries web site through October 28, 2006.

About Myers Industries

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers Industries had record net sales of $903.7 million in 2005. Visit www.myersind.com to learn more.

Caution on Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed "forward-looking." Words such as "expect," "believe," "project," "plan," "anticipate," "intend," "objective," "goal," "view," and similar expressions identify forward-looking statements. These statements are based on management's current views and assumptions of future events and financial performance and involve a number of risks and uncertainties, many outside of the Company's control, that could cause actual results to materially differ from those expressed or implied. Factors include, but are not limited to: changes in the markets for the Company's business segments; changes in trends and demands in the industries in which the Company competes; unanticipated downturn in business relationships with customers or their purchases; competitive pressures on sales and pricing; raw material availability, increases in raw material costs, or other production costs; future economic and financial conditions in the United States and around the world; the Company's ability to execute the components of its Strategic Business Evolution process; and other risks as detailed in the Company's 10-K and other reports filed with the Securities and Exchange Commission. Myers Industries undertakes no obligation to publicly update or revise any forward-looking statements contained herein, which speak only as of the date made.

--MORE--

MYERS INDUSTRIES, INC.
CONDENSED STATEMENTS OF INCOME

	Quarter Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
Net Sales	$238,219,569	$225,021,732	$483,076,801	$461,246,892
Cost of Sales	165,857,526	166,379,493	341,309,957	338,777,814
Gross Profit	72,362,043	58,642,239	141,766,844	122,469,078
Selling, General and Administrative Expenses	53,476,203	47,700,145	102,417,208	
Goodwill Impairment	109,823,227	0	109,823,227	95,595,103
Operating (Loss) Income	(90,937,387)	10,942,094	(70,473,591)	26,873,975
Interest Expense, Net	4,216,506	3,899,158	8,166,057	7,734,724
(Loss) Income Before Income Taxes	(95,153,893)	7,042,936	(78,639,648)	19,139,251
Income Taxes	4,824,000	1,893,000	10,541,000	6,220,000
Net (Loss) Income	$(99,977,893)	$5,149,936	$(89,180,648)	$12,919,251
Net (Loss) Income Per Share Basic Common Share	$(2.86)	$.15	$(2.55)	$.37
Net (Loss) Income Per Diluted Common Share	$(2.85)	$.15	$(2.54)	$.37
Average Shares Outstanding	34,982,284	34,704,539	34,923,006	34,684,079

CONDENSED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2006 and 2005

	2005	2005
Assets		
Current Assets	$302,607,682	$271,366,315
Other Assets	176,946,338	280,721,808
Property, Plant, and Equipment	190,017,042	196,995,179
	$669,571,062	$749,083,302
Liabilities and Shareholders' Equity		
Current Liabilities	$124,696,095	$108,163,084
Long Term Debt	232,322,707	270,765,788
Deferred Income Taxes	36,678,521	29,563,657
Other Liabilities	12,667,000	6,070,000
Shareholders' Equity	263,206,739	334,520,773
	$669,571,062	$749,083,302

-END-